Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2008

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2008 and 2007 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, during the year ended April 30, 2008 the Company changed its accounting policy for financial instruments.

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 24, 2008

Chartered Accountants

 MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 -Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at April 30

(Expressed in Canadian dollars)

	2008 $	2007 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	2,620,994	2,944,515
Short-term investments [note 5[b]]	2,997,385	12,365,352
Amounts receivable [note 17]	293,510	224,581
Government assistance receivable [note 13[c]]	899,412	616,008
Prepaid expenses and deposits	134,101	404,257
Total current assets	6,945,402	16,554,713
Long-term investments [note 7]	1,000	1,000
Property and equipment [note 8]	976,716	881,587
Intangible assets [note 9]	543,329	1,670,785
Deferred financing costs [notes 3[d] and 11]	—	473,259
	8,466,447	19,581,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 20]	1,901,016	1,958,129
Total current liabilities	1,901,016	1,958,129
Convertible royalty participation units [note 11]	6,246,441	4,846,710
Preferred shares [note 12]	4	115,601
	8,147,461	6,920,440
Commitments and contingencies [notes 13 and 14]
Shareholders’ equity
Common shares [note 15[a]]	125,156,358	124,994,216
Equity portion of convertible royalty participation units [note 11]	4,554,165	4,554,165
Contributed surplus [note 15[b]]	8,090,768	7,829,567
Deficit	(137,482,305)	(124,717,044)
Total shareholders’ equity	318,986	12,660,904
	8,466,447	19,581,344

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS, COMPREHENSIVE LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2008 $	2007 $	2006 $

REVENUE
Licensing [notes 17 and 18]	—	—	233,055
Research and development collaboration [notes 17 and 18]	6,224	18,921	340,512
	6,224	18,921	573,567

EXPENSES
Research and development [notes 13[a], 13[c] and 15[e]]	6,369,513	7,493,622	7,715,419
General and corporate [note 15[e]]	3,568,580	3,615,945	3,429,586
Amortization [notes 8 and 9[a]]	579,498	847,411	969,914
Write-down of intangible assets [note 9[b]]	890,750	3,315,674	137,802
	11,408,341	15,272,652	12,252,721
Loss before other income (expenses)	(11,402,117)	(15,253,731)	(11,679,154)

Other income (expenses)
Accretion of convertible royalty participation units [note 11]	(1,872,990)	(1,426,621)	—
Interest income	439,417	611,217	347,400
Foreign exchange gain (loss)	70,429	16,963	(18,101)
	(1,363,144)	(798,441)	329,299
Loss and comprehensive loss for the year	(12,765,261)	(16,052,172)	(11,349,855)

Deficit, beginning of year	(124,717,044)	(108,664,872)	(97,315,017)
Deficit, end of year	(137,482,305)	(124,717,044)	(108,664,872)

Basic and diluted loss and comprehensive loss per common share [notes 3[b] and 15[h]]	$(0.14)	$(0.19)	$(0.16)

Weighted average number of common shares outstanding [note 15[h]]	94,463,806	82,589,809	73,053,906

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2008 $	2007 $	2006 $

OPERATING ACTIVITIES
Loss for the year	(12,765,261)	(16,052,172)	(11,349,855)
Items not affecting cash:
Amortization	579,498	847,411	969,914
Write-down of intangible assets	890,750	3,315,674	137,802
Stock-based compensation	271,180	319,396	287,807
Issuance of deferred share units	—	96,000	—
Accretion of convertible royalty participation units and amortization of transaction costs [note 11]	1,872,990	1,426,621	—
Milestone to be paid by conversion of preferred shares	—	115,596	—
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	112,997	(115,175)	143,670
Amounts receivable	(68,929)	(116,385)	182,414
Government assistance receivable	(283,404)	(379,658)	234,722
Prepaid expenses and deposits	270,156	(42,528)	302,318
Accounts payable and accrued liabilities	(30,838)	(1,587,988)	1,129,521
Cash used in operating activities	(9,150,861)	(12,173,208)	(7,961,687)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs	—	10,132,808	5,558,740
Issuance of convertible royalty participation units	—	7,732,360	—
Proceeds on exercise of stock options	—	9,517	—
Proceeds on exercise of warrants	36,567	331,105	—
Redemption of preferred shares	(1)	—	—
Repayment of capital lease obligation	—	(5,221)	(63,303)
Cash provided by financing activities	36,566	18,200,569	5,495,437

INVESTING ACTIVITIES
Funds from short-term investments	22,384,993	16,748,805	24,046,959
Purchase of short-term investments	(13,130,023)	(25,356,958)	(16,986,190)
Purchase of property and equipment	(482,063)	(218,130)	(32,409)
Proceeds on disposal of equipment	17,867	—	—
Cash provided by (used in) investing activities	8,790,774	(8,826,283)	7,028,360

Increase (decrease) in cash and cash equivalents	(323,521)	(2,798,922)	4,562,110
Cash and cash equivalents, beginning of year	2,944,515	5,743,437	1,181,327
Cash and cash equivalents, end of year	2,620,994	2,944,515	5,743,437

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 12[a]]	—	115,596	—
Issuance of common shares on conversion of preferred shares for milestone payment [notes 12[a] and 15[a]]	115,596	—	—

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

The Company has incurred significant losses since inception and as at April 30, 2008 had working capital of $5,044,386 and an accumulated deficit of $137,482,305. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries incorporated under the laws of the State of Delaware, USA: MIGENIX Corp., M&M Holdings Inc., and Micrologix Biotech (USA) Inc.  All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at amortized cost using the effective interest method unless there is objective evidence of impairment when they are recorded at market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments.  Short-term investments are recorded at amortized cost using the effective interest method unless there is objective evidence of impairment when they are recorded at market value.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

The Company reviews the carrying value of equipment for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years.  The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.  If management determines that the carrying value of the technology exceeds the undiscounted future cash flows expected to result from the use of the intangibles, then the carrying value is written down to its estimated fair value, based on the related discounted future cash flows.

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred.  The costs include those associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements.  Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.  Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.  Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition (cont’d)

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical activities related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired.  A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares.  Since the Company’s stock options, deferred share units, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 15[d].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.  The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 15[e]].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred share units

The Company has a deferred share unit plan, as described in note 15[g]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 15[b]] on the Company’s consolidated balance sheet and as compensation expense.

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary [note 3[d]].

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”);  Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”).

The new standards and accounting policy changes are as follows:

[a] Accounting Changes (Section 1506)

This new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires such voluntary changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective May 1, 2007 had no impact on these consolidated financial statements.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

 [b] Comprehensive Income (Section 1530)

Section 1530 establishes standards for the reporting and presentation of comprehensive income/loss. Other comprehensive income/loss refers to items recognized in comprehensive income/loss that are excluded from net income/loss in accordance with Canadian generally accepted accounting principles. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

As at May 1, 2007 and for the year ended April 30, 2008, the Company does not have any items that should be presented in other comprehensive income/loss. Therefore, net loss for the year ended April 30, 2008 is equivalent to comprehensive loss for the year ended April 30, 2008.

[c] Equity (Section 3251)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This Section requires an enterprise to present a separate component of equity for each category of equity that is of a different nature, including the separation of net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, changes in share capital, and changes in reserves. For the year ended April 30, 2008, there were no additional items requiring separate disclosure.

[d] Financial Instruments (Sections 3855 and 3861)

Under the new standards, the Company is now required to classify: [i] its financial assets as either held-to-maturity, available-for-sale, held for trading, or loans and receivables; and [ii] its financial liabilities as either held for trading, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[d] Financial Instruments (Sections 3855 and 3861) (cont’d)

As at May 1, 2007, the Company had the following financial assets and liabilities and selected the following classifications:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Technologies Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Pursuant to the adoption of the new standards the Company has chosen for debt securities classified as other liabilities to net the costs of issuing the debt (less amortization), against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification of $473,259 from deferred transaction costs to the debt component of the convertible royalty participation units as at May 1, 2007. Prior to May 1, 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method.

Section 3855 also requires that the Company identify embedded derivatives that require separation from the related host contract and measure any embedded derivatives at fair value. During the year ended April 30, 2008, the Company did not identify any embedded derivatives which were required to be separated from their non-financial host contracts under Section 3855.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[e] Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

4.

    RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] General Standards of Financial Statements (Section 1400)

Effective May 1, 2008, the Company will be required to adopt the additional requirements of the CICA Handbook section 1400- General Standards of Financial Statements. The additional requirements require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

[b] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of this standard.

[c] Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of these standards.

[d] International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

5. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash and cash equivalents

Cash equivalents includes $1,798,620 [2007 - $2,387,025] of investment grade commercial paper with a weighted average interest rate of 3.6% [2007 - 4.1%].  Of the $2,620,994 [2007 - $2,944,515] of cash and cash equivalents, $192,027 (US$190,654) [2007 - $239,358 (US$215,619)] are denominated in US dollars. At April 30, 2007 and 2008, the market value of the cash and cash equivalents approximated their carrying value.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.8% [2007 - 4.2%] and maturity dates to July 23, 2008.  At April 30, 2007 and 2008, the market value of the short-term investments approximated their carrying value based on quoted market prices.

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Credit risk. The Company is exposed to credit risk on its cash equivalents [note 5[a]], short-term investments [note 5[b]], amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors the credit rating of these investments on a regular basis.

Financial risk. Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company’s cash equivalents [note 5[a]] and short-term investments [note 5[b]] provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity.

Foreign exchange risk. The Company and its United States (“US”) subsidiaries purchase some goods and services in foreign currencies including US dollars and Euros and also earn revenues in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. To date the Company has not used derivative instruments to hedge against foreign exchange rate fluctuations.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc.  As consideration for the license granted, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank pursuant to a stock purchase agreement dated December 17, 2003.

On April 30, 2008, the Company and Spring Bank entered into an amendment to the December 17, 2003 stock purchase agreement whereby the Company is to exchange the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2008 and 40% of the total number of equity shares outstanding at April 30, 2008.  As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank.

The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization.  Spring Bank is responsible for all development and related patent costs.

The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations.

8. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2008
Furniture and equipment	2,818,467	2,220,757	597,710
Computer equipment	672,786	501,410	171,376
Leasehold improvements	273,336	65,706	207,630
	3,764,589	2,787,873	976,716

2007
Furniture and equipment	3,031,089	2,370,817	660,272
Computer equipment	814,052	592,737	221,315
	3,845,141	2,963,554	881,587

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

8. PROPERTY AND EQUIPMENT (cont’d)

During the year ended April 30, 2008, amortization expense for property and equipment was $343,084 [2007 - $264,896; 2006 - $252,989] including a $62,733 loss on disposal/retirement of property and equipment (2007 - $25,452 loss; 2006 - $nil).

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2008
Acquired technology	976,379	537,008	439,371
Technology licenses	798,015	694,057	103,958
	1,774,394	1,231,065	543,329

2007
Acquired technology	2,339,820	806,792	1,533,028
Technology licenses	816,257	678,500	137,757
	3,156,077	1,485,292	1,670,785

[a]

During the year ended April 30, 2008, amortization expense for intangible assets was $236,414 [2007 - $582,515; 2006 - $716,925].

[b]

During the year ended April 30, 2008, the Company performed reviews of the carrying value of its intangible assets and as a result $890,750 [2007 - $3,315,674; 2006 - $137,802] of net book value was written off. The $890,750 write-down for the year ended April 30, 2008 is principally in respect of technology acquired as part of the Company’s acquisition of MitoKor Inc in August 2004 which is not currently being actively developed.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 $	2007 $

Trade accounts payable	489,384	533,143
Accrued compensation	736,904	758,393
Accrued contract research	438,608	472,606
Accrued liabilities and other	236,120	193,987
	1,901,016	1,958,129

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2006	-	-	-
Issuance of convertible royalty participation units	29,465	3,472,673	4,554,165
Accretion of royalty obligation		1,374,037	-
Balance, April 30, 2007	29,465	4,846,710	4,554,165
Accretion of royalty obligation	-	1,860,144	-
Deferred transaction costs [note 3[d]]	-	(473,259)	-
Amortization of transaction costs [note 3[d]]	-	12,846	-
Balance, April 30, 2008	29,465	6,246,441	4,554,165

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 18[a]] and Cutanea Life Sciences [note 18[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

In connection with completing the transaction the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 15[f][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 15[b]].

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants).

The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred transaction costs are being amortized on the same basis as the convertible royalty participation units, using the effective interest method (note 3[d]).

For the year ended April 30, 2008, the accretion of the convertible royalty participation units amounted to $1,860,144 (2007 - $1,374,037 and the amortization of deferred transaction costs amounted to $37,632 (2007 - $52,584).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

12. PREFERRED SHARES

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2008, the Company has 5,250,000 [2007 - 9,350,000; 2006 - 14,600,000] convertible redeemable preferred shares outstanding, issued in three [2006 - four; 2005 - five] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d)

[a]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2006	350,000	1	1,000,000	2
Milestones achieved	—	57,798	—	57,798
Balance, April 30, 2007	350,000	57,799	1,000,000	57,800
Converted into common shares pursuant to milestone payment [note 15[a]]	(50,000)	(57,798)	(50,000)	(57,798)
Balance, April 30, 2008	300,000	1	950,000	2

At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares had been achieved and the Company had delivered notice of its intent to convert these preferred shares into common shares. In May 2007, the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of the 50,000 Series A and 50,000 Series B preferred shares.

The 300,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 950,000 Series B preferred shares held by BioSourcePharm, Inc at April 30, 2008 represent up to US$300,000 and US$950,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $1 and the series B preferred shares have been recorded at an aggregate value of $2. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of: [i] the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and [ii] $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2008 a maximum of 9,728,204 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d.)

 [b]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2006	5,250,000	2
Redeemed and cancelled pursuant to license termination	(5,250,000)	(2)
Balance, April 30, 2007 and 2008	—	—

During the year ended April 30, 2007, the Company redeemed and cancelled 5,250,000 Series C preferred shares for an aggregate of US$1 as part of its termination of a license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represented up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program which was written off in the year ended April 30, 2004.

 [c]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2006, 2007 and 2008	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2008 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2008 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d.)

[d]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2006 and 2007	4,000,000	1
Redeemed and cancelled pursuant to preferred share terms	(4,000,000)	(1)
Balance, April 30, 2008	—	—

During the year ended April 30, 2008, the Company redeemed and cancelled 4,000,000 Series E preferred shares for an aggregate of US$1 following the expiration of the milestone obligations underlying the Series E preferred shares. The 4,000,000 Series E preferred shares outstanding at April 30, 2007 represented up to US$4,000,000 in potential future milestone payments related to he Company’s acquisition of MitoKor Inc. in August 2004.

13. COMMITMENTS

[a]

Premises lease agreements

The Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada and San Diego, USA:

Year ending April 30	$

2009	301,955
2010	197,597
499,552

The Vancouver office and research premises leases expire December 2009 and the San Diego office premise lease is for an initial three month term ending July 31, 2008.

Rent expense for the year ended April 30, 2008 amounted to $510,740 [2007 - $464,773; 2006 - $455,013]. This expense has been allocated to research and development $287,223 [2007 - $252,686; 2006 - $252,686] and general and corporate $223,517 [2007 - $212,087; 2006 - $202,327].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2008 and 2007, there were no royalties payable.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

 13. COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

 [ii]

As at April 30, 2008, the Company has the following commitments to fund expenditures through October 2012 pursuant to research, manufacturing, and service agreements:

Year ending April 30	$

2009	296,693
2010	12,792
2011	7,077
2012	900
2013	562
318,024

Of this amount, approximately $118,000 (US$117,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 12.  Maintenance fees payable pursuant to one of these in-licensing agreements is US$5,000 annually.

[c]

Government of Canada Industrial Technologies Office Contribution Agreement

In March 2005, the Company entered into an agreement with the Government of Canada Industrial Technologies Office (“ITO”; formerly known as Technology Partnership’s Canada) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from ITO of approximately $9,266,000.  During the period December 3, 2003 through April 30, 2008 the Company has incurred eligible costs of approximately $5,600,000 and has recorded $283,404 in the year ended April 30, 2008 [2007 - $531,558; 2006 - $219,142] as being the contribution payable by ITO to the Company of which $899,412 is included in government assistance receivable at April 30, 2008 [2007 - $616,008].  The ITO contributions are recorded as a reduction in research and development expenses.  Pursuant to the ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000.  If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000.  Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

14. CONTINGENCIES

Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

15. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$
Balance, April 30, 2006	74,258,656	117,665,645
Issued pursuant to bought deal public offering [note 15[a]]	19,262,500	6,874,017
Issued for cash pursuant to exercise of stock options [note 15(d)]	24,125	9,517
Amount transferred from contributed surplus pursuant to exercise of options [note 15[b]]	—	6,385
Issued for cash pursuant to exercise of warrants [note 15[f]]	691,924	331,105
Amount transferred from contributed surplus pursuant to exercise of warrants [note 15[b]]	—	107,547
Balance, April 30, 2007	94,237,205	124,994,216
Conversion of Series A preferred shares pursuant to milestone payment [note12[a]]	79,171	57,798
Conversion of Series B preferred shares pursuant to milestone payment [note12[a]]	79,171	57,798
Issued for cash pursuant to exercise of warrants [note 15[f]]	68,259	36,567
Amount transferred from contributed surplus pursuant to exercise of warrants [note 15[b]]	—	9,979
Balance, April 30, 2008	94,463,806	125,156,358

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d)

[a]

Common shares (cont’d)

Bought Deal Offering $11.6 million.

On December 6, 2006, the Company completed a bought deal offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of $11,557,500 (inclusive of an over-allotment option) with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011.  In connection with the public offering the Company: [i] paid the agents a cash commission of $809,025 and issued to the agents warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [ii] incurred approximately $616,000 in legal, professional and other costs.  An estimated fair value of $3,258,790, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 15[b]].

[b]

Contributed surplus

Amount $

Balance, April 30, 2006	4,037,948
Warrants issued to agent in convertible royalty participation unit financing [note 11]	231,365
Warrants issued in bought deal offering [note 15[a]]	3,258,790
Amount transferred to common share capital pursuant to exercise of options [notes 15[a] and 15[d][iv]]	(6,385)
Amount transferred to common share capital pursuant to exercise of warrants exercised [notes 15[a] and 15[f][i]]	(107,547)
Stock-based compensation stock options [note 15[e]]	319,396
Deferred share units issued to directors [note 15[g]]	96,000
Balance April 30, 2007	7,829,567
Amount transferred to common share capital pursuant to exercise of warrants exercised [notes 15[a] and 15[f][i]]	(9,979)
Stock-based compensation stock options [note 15[e]]	271,180
Balance, April 30, 2008	8,090,768

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

 [c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included: [i] removing the application of the Plan to “flip-over events” as defined in the original agreement; and [ii] various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors.  The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

 [d]

Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to directors under the stock option plans vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan.  The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  All future options granted by the Company will be made under the 2006 Plan.  Any common shares that become available for the granting of new options under the 1996 Plan [note 15[d][ii]] and the 2000 Plan [note 15[d][iii]] are to be transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2008 was 324,750 and 1,734,219 respectively.  In addition to the transfers from the 1996 and 2000 plans, a further 2,000,000 common shares have been reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2008. As at April 30, 2008, there are stock options for the purchase of 806,975 [April 30, 2007 – 107,000] common shares outstanding pursuant to the 2006 Plan and 3,251,994 common shares are available for future option grants.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d)

 [ii]

1996 Option Plan.  The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2008 324,750 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 15[d][i]]. During the year ended April 30, 2008 options for the purchase of 203,500 common shares expired unexercised. As at April 30, 2008, there are stock options for the purchase of 972,000 [April 30, 2007 - 1,175,500] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan.  The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2008 1,734,219 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 15[d][i]].  During the year ended April 30, 2008 options for the purchase of 532,846 common shares expired pursuant to the 2000 Plan. As at April 30, 2008, there are stock options for the purchase of 2,255,656 [April 30, 2007 – 2,788,502] common shares outstanding pursuant to the 2000 Plan.

 [iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited/expired	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12
Options granted	756,800	0.48
Options exercised	(24,125)	0.39
Options forfeited/expired	(714,873)	1.47
Balance, April 30, 2007	4,071,002	0.94
Options granted	750,175	0.67
Options forfeited/expired	(786,546)	1.26
Balance, April 30, 2008	4,034,631	0.83

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d.)

 [v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	1,492,475	0.44	3.6	1,172,363	0.44
0.56-0.80	997,725	0.69	4.6	473,400	0.70
0.81-1.07	809,250	0.94	1.8	809,250	0.94
1.08-1.59	549,456	1.47	1.3	549,456	1.47
1.60-2.30	159,225	1.83	1.5	159,225	1.83
2.31-3.40	5,500	2.77	0.5	5,500	2.77
3.41-5.37	6,750	5.24	1.2	6,750	5.24
5.38-6.21	14,250	5.79	0.9	14,250	5.79
	4,034,631	0.83	3.1	3,190,194	0.89

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of  $271,180 during the year ended April 30, 2008 [2007 - $319,396; 2006 - $287,807]. This expense has been allocated to research and development $123,384 [2007 - $77,926; 2006 - $114,650] and general and corporate $147,796 [2007 - $241,470; 2006 - $173,157] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2008 was $0.45 per share [2007 - $0.31; 2006 - $0.27].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007	2006

Annualized volatility	76.1%	76.4%	76.0%
Risk-free interest rate	4.5%	4.3%	3.5%
Expected life	5.5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15 SHARE CAPITAL (cont’d.)

[e]

Stock-based compensation (cont’d)

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

 Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002.  If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2008 $	2007 $	2006 $

Loss and comprehensive loss for the year as reported	(12,765,261)	(16,052,172)	(11,349,855)
Fair value of stock-based compensation	—	—	(33,000)
Proforma loss for the year	(12,765,261)	(16,052,172)	(11,382,855)

Proforma basic and diluted loss per share	(0.14)	(0.19)	(0.16)

[f]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2008, the Company had warrants outstanding for the purchase of 18,190,301 [April 30, 2007 – 19,241,474] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

579,981(1)	$0.45	May 31, 2008
6,972,611(1)	$0.55	May 31, 2008
883,950(2,3)	$0.50	May 3, 2009
9,631,250(4)	$0.80	December 6, 2011
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
18,190,301	Average = $0.76(6)

During the year ended April 30, 2008 warrants for the purchase of 982,914 common shares at $3.00 per common share expired unexercised.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

 [f]

Warrants (cont’d)

[1]

These warrants were issued as part of the May 2005 public offering. During the year ended April 30, 2008 warrants for the purchase of 9,759 common shares at $0.45 per common share and 58,500 common shares at $0.55 per common share were exercised for aggregate cash proceeds of $36,567 [note 15[a]] and $9,979 was also transferred to common share capital from contributed surplus pursuant to the exercise of these warrants [notes 15[a] and 15[b]]. See also Subsequent Events note 21[d].

[2]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 11].

[4]

These warrants were issued as part of the December 2006 bought deal offering [note 15[a]].

[5]

These warrants were assumed as part of the acquisition of MitoKor.

[6]

Weighted average exercise price using closing April 30, 2008 exchange rate of US$1.00 equals $1.0072.

[ii] Warrants for the purchase of units. As at April 30, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2007 – 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008 [note 15[a]]. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[g]

Deferred share units

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. On September 19, 2006, the Company awarded 160,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $96,000 based on the closing price of the Company’s common shares of $0.60 on the date of award. The fair value of the 160,000 outstanding deferred share units at April 30, 2008 based on the $0.23 closing price of the Company’s common shares on April 30, 2008 is $36,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2008 with respect to the $36,800 fair value of the outstanding deferred share units.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[h]

Loss per common share

	2008	2007	2006

Numerator
Loss for the year	($12,765,261)	($16,052,172)	($11,349,855)
Denominator
Weighted average number of common shares outstanding including escrowed shares	94,463,806	82,589,809	73,647,292
Less: weighted average number of escrowed shares outstanding	—	—	(593,386)
Weighted average number of common shares outstanding	94,463,806	82,589,809	73,053,906

Basic and diluted loss per common share	$(0.14)	$(0.19)	$(0.16)

16. INCOME TAXES

As at April 30, 2008, the Company has approximately $35,000,000 of research and development expenditures available for unlimited carryforward, $8,468,000 of federal investment tax credits which begin to expire in 2018, $2,705,000 of provincial investment tax credits which begin to expire in 2012 and $49,589,000 of non-capital losses which begin to expire in 2009, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

16. INCOME TAXES (cont’d.)

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$
	—
2009	—	16,501,000
2010	—	7,177,000
2011	—	—
2012	—	—
2013	—	—
2014	—	8,107,000
2015	—	4,081,000
2016	—	—
2017	—	—
2018	648,000	—
2019	741,000	—
2020	602,000	—
2021	678,000	—
2022	625,000	—
2023	889,000	—
2024	1,070,000	—
2025	934,000	—
2026	865,000	5,001,000
2027	727,000	2,006,000
2028	689,000	6,716,000
	8,468,000	49,589,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $56,759,000 (US$56,353,000) which begin to expire in 2008 and net operating loss carryforwards for U.S. state income tax purposes of approximately $19,843,000 (US$19,701,000) which begin to expire in 2008.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $1,955,000 (US$1,941,000) and $1,798,000 (US$1,785,000) respectively. The federal research and development credit carryforwards begin to expire in 2008 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

16. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2008 $	2007 $

Future tax assets:
Research and development deductions and credits	22,253,000	21,448,000
Loss carryforwards	34,588,000	38,137,000
Share issue costs	360,000	574,000
Tax values of depreciable assets in excess of accounting values	4,976,000	6,218,000
Other assets	—	—

Total future tax assets	62,177,000	66,377,000
Valuation allowance	(62,177,000)	(66,377,000)

Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets.  The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 (acquisition August 31, 2004), the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 32.50% [2007 – 34.12%; 2006 – 34.37%] statutory tax rate at April 30 is:

	2008 $	2007 $	2006 $

Income tax recovery at statutory rates	(4,149,000)	(5,477,000)	(3,901,000)
Benefit of future tax assets not recognized	3,205,000	2,524,000	3,903,000
Net gain royalty unit proceeds	—	1,315,000	—
Debt accretion	609,000	487,000	—
Write-down assets	353,000	1,329,000	50,000
Foreign tax rate differences	(106,000)	(320,000)	(130,000)
Stock-based compensation	88,000	142,000	99,000
Other	—	—	(21,000)
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $nil [2007 - $999,403] and $4,068 [2007 - $9,613], respectively, which are located in the United States.  During the year ended April 30, 2008, 100% and nil% [2007 – 100% and nil; 2006 - 41% and 59%] of total revenue was derived from two licensees [notes 18 [b] and [a] respectively] in the United States.  At April 30, 2008, included in amounts receivable are $31,072 and $nil [2007 - $27,812 and $nil] due from these two licensees, respectively.

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: [i] an up-front fee of $1,979,000 (US$1,500,000); and [ii] an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties).  In addition, Cadence is responsible for and will fund the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.  The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company has limited involvement in the ongoing development of the product and its obligations under the collaboration and license agreement are inconsequential and perfunctory the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.  As the Company has limited involvement in the ongoing development of any Cutanea products and the Company’s obligations under the license agreement are inconsequential and perfunctory, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

Pfizer Inc

In November 1998, MitoKor (a company acquired by MIGENIX on August 31, 2004) entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestone payments or royalty income has been received associated with the agreement. The agreement with Pfizer was terminated effective June 12, 2007.

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[d]

Schering Corporation (cont’d.)

Under the terms of the agreement, at no cost to the Company, Schering supplied PEGETRON® and provided certain technical and laboratory support and other services for the Company’s celgosivir Phase IIb combination study in chronic HCV patients.  In addition, the agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. In June 2007 the Company received notice that Schering that it would not enter into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir. The Company estimates that the value of the PEGETRON® and lab testing services received by the Company for the period July 13, 2005 to April 30, 2008 to be approximately $1,120,000 (2008 -$nil; 2007 – $390,000; 2006 - $730,000) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the years ended April 30, 2008, 2007 and 2006.

[e]

Wyeth

The Company pursuant to its acquisition of MitoKor was a party to a license agreement with Wyeth. The agreement with Wyeth was terminated effective September 29, 2007. Under the agreement, Wyeth held an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth had funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women.

19. RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. At April 30, 2008 $28,819 (US$28,613) of this grant is recorded in the Company’s accounts payable and accrued liabilities. The Company will reduce this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). For the year ended April 30, 2008 the Company applied $87,409 (US$87,012) against research and development expenses. As a condition of the MJFF grant award agreement the Company provided Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Expressed in Canadian dollars)

20. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2008, the Company incurred legal fees of $384,225 [2007 - $556,572; 2006 - $571,365] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner.  Included in accounts payable and accrued liabilities at April 30, 2008, is $118,684 [2007 - $85,503] owed to this law firm.

21. SUBSEQUENT EVENTS

[a]

The Company granted options to acquire 1,932,250 common shares at an exercise price of $0.21 expiring between June 4, 2013 and June 4, 2016.

[b]

Options to acquire 137,899 common shares were cancelled or expired at exercise prices ranging from $0.38 to $5.37.

[c]

The Company awarded 320,000 deferred share units to non-management directors of the Company.

[d]

Warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.